Exhibit 99.4

GCL Subsidiary, 2Game Digital, Partners with KuCoin Pay to Accept Secure Crypto Payments in Real Time

SINGAPORE, Aug. 28, 2025 (GLOBE NEWSWIRE) -- GCL Global Holdings Ltd (NASDAQ: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced its subsidiary, 2Game Digital, a global leader in gaming ecommerce, esports and competitive gaming ecosystems, entered into an agreement with a technology service provider integrated with KuCoin, a leading cryptocurrency exchange, to allow KuCoin Pay to be used as an alternative payment method on 2Game.com’s ecommerce store.

2Game.com is now the first official digital gaming and e-commerce platform to embrace crypto, unlocking secure, instant and seamless payments that allow KuCoin’s 41 million users and the broader crypto community to use their cryptocurrency holdings in their cypto wallets to purchase digital games, peripherals and hardware available on 2Game Digital’s website.

This is part of 2Game Digital’s broader strategy to integrate Web3 infrastructure, including the upcoming release of the “2Game Token” – a blockchain-based utility token aimed to enhance loyalty programs, competitive gaming token-gated rewards.

“We’re proud to be the first in our industry to offer this groundbreaking crypto payment solution,” said Sebastian Toke, Group CEO of GCL. “This partnership not only opens the door to a new era of secure, instant and seamless transactions, but also allows us to tap into a thriving global crypto community. By integrating with KuCoin’s technology, we’re expanding our reach and giving millions of users a new way to engage with our platform. And for those who choose to pay with crypto, we’re unlocking exclusive perks - from special discounts to early access to 2Game Digital’s highly anticipated Token ICO. This is more than just a payment method; it’s a major step forward in redefining digital commerce.”

“This partnership with 2Game Digital is another milestone in our mission to make cryptocurrency a frictionless part of everyday life,” said Kumiko Ho, Head of Payment Business at KuCoin. “Gaming is one of the most dynamic industries to embrace Web3. By integrating KuCoin Pay into 2Game’s ecosystem, we’re enabling millions of gamers to enjoy a more seamless, secure and borderless payment experience.”

Early Access, Discounts & Exclusive Offers:

Customers who opt to utilize KuCoin Pay on 2Game.com between August 29, 2025 and November 28, 2026, will enjoy the following exclusive benefits:

●	Additional 20% discount on eligible products (automatically applied at checkout)

●	Exclusive new release discounts

●	Bi-weekly promotions, exclusive bundles and limited drops for KuCoin Pay users

●	Early access whitelisting for the highly anticipated 2Game Token ICO

Effortless Payment Experience:

01.	Visit www.2Game.com/KuCoin or any product page on 2Game.com

02.	Choose ‘KuCoin Pay’ at checkout and automatically receive your discount

03.	Complete your purchase securely by scanning the provided QR code with the KuCoin App

About GCL Global Holdings

GCL Global Holdings Ltd. unites people through immersive games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs and streaming platforms.

Learn more at http://www.gclglobalholdings.com

About 2Game Digital

Part of GCL Global Holdings, 2Game Digital operates:

●	2Game.com – Official global ecommerce store specializing in digital games and products.

●	2Game Esports – Global esports division with professional teams competing in Valorant and FGC (Fighting Game Community) titles, including Street Fighter 6.

●	2Game Pro – Platform combining gamified loyalty, competitive play and play-to-earn mechanics.

2Game Digital is dedicated to redefining digital gaming commerce, engagement and community-building through its unique ecosystem.

For more details, visit: www.2game.com

About Kucoin Pay

KuCoin Pay is a pioneering merchant solution that drives business growth by integrating cryptocurrency payments into retail ecosystems. Supporting over 50 cryptocurrencies including KCS, USDT, USDC and BTC, KuCoin Pay enables seamless transactions for both online and in-store purchases globally. Learn more about KuCoin Pay.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of GCL, GCL’s ability to scale and grow its business, the expected benefits of the acquisition of Ban Leong Technologies Limited, the advantages and expected growth of GCL, and GCL’s ability to source and retain talent. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in GCL’s annual report on Form 20-F, filed with the SEC on July 31, 2025, and other documents filed by GCL from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulsoncrocker.coulson@aummedia.org(646) 652-7185

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/929d3180-6636-4af0-8eca-231b0f040538

The Game Has Changed: Crypto Payments Go Live on 2Game.com

The Game Has Changed: Crypto Payments Go Live on 2Game.com

Source: GCL Global Holdings Ltd.

The views and opinions expressed herein are the views and opinions of the author and do not necessarily reflect those of Nasdaq, Inc.

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